UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

LABORATORY CORPORATION OF AMERICA HOLDINGS

(Name of Subject Company (Issuer))

LABORATORY CORPORATION OF AMERICA HOLDINGS

(Name of Filing Persons (Issuer))

Zero Coupon Convertible Subordinated Notes due 2021

(Title of Class of Securities)

50540R AG 7

(CUSIP Number of Class of Securities)

F. Samuel Eberts III

Senior Vice President and Chief Legal Officer

Laboratory Corporation of America Holdings

358 South Main Street

Burlington, North Carolina 27215

(336) 229-1127

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

Michael J. Silver

William I. Intner

Hogan Lovells US LLP

100 International Drive, Suite 2000

Baltimore, Maryland 21202

(410) 659-2700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$139,756,156.20	$16,225.69
*	Calculated solely for purposes of determining the filing fee. The purchase price of the Zero Coupon Convertible Subordinated Notes due 2021 (the “Notes”), as described herein, is $819.54 in cash per $1,000 principal amount at maturity of the Notes. As of August 10, 2011, there was $170,530,000 in aggregate principal amount at maturity of Notes outstanding.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $116.10 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable
Form or Registration No.:	Not applicable
Filing Party:	Not applicable
Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate boxes below to designate the appropriate rule provisions relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO-I (“Schedule TO-I”) is filed by Laboratory Corporation of America Holdings, a Delaware corporation (the “Company”), and relates to the obligation by the Company to purchase, at the option of the holders, the Zero Coupon Convertible Subordinated Notes due 2021 issued by the Company on October 23, 2006 (the “Notes”), upon the terms and subject to the conditions set forth in the Indenture (as defined below), the Notes and the Company Notice, dated August 11, 2011 (the “Company Notice”, which Company Notice and related offer materials, as amended or supplemented from time to time, collectively constitute the “Put Option”). The Notes were issued pursuant to an Indenture, dated as of October 23, 2006 (the “Indenture”), between the Company and The Bank of New York Mellon (formerly known as The Bank of New York), a New York banking corporation (the “Trustee”).

The Put Option will expire at 5:00 p.m., New York City time, on Friday, September 9, 2011.

This Schedule TO-I is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) and Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended.

Items 1 through 9.

The Company is the issuer of the Notes and is obligated to repurchase all of the Notes if validly surrendered by the holders under the terms and subject to the conditions set forth in the Put Option. The Notes are convertible if certain conditions are met into cash in an amount equal to the lesser of (a) the accreted principal amount of the Notes to be converted on the conversion date, and (b) the product of the then applicable conversion rate multiplied by the average of the sales prices of our common stock, $0.10 par value per share (the “Common Stock”), during the ten consecutive trading days beginning on the second trading day after the conversion date (which we refer to as the “conversion value”), and the remainder, if any, of the conversion value in excess of the accreted principal amount of the Notes will be paid in shares of our Common Stock, subject to the terms, conditions and adjustments specified in the Indenture and the Notes. The Company maintains its registered and principal executive offices at 358 South Main Street, Burlington, North Carolina 27215. The telephone number there is (336) 229-1127. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Company Notice is incorporated by reference into this Schedule TO-I.

Item 10. Financial Statements.

(a) The Company believes that its consolidated financial condition is not material to a holder’s decision whether to put the Notes to the Company because (i) the consideration being paid to holders surrendering Notes consists solely of cash, (ii) the Put Option is not subject to any financing conditions, (iii) the Put Option applies to all outstanding Notes, and (iv) the Company is a public reporting company that files reports electronically on EDGAR. The financial condition and results of operations of the Company and its subsidiaries are reported electronically on EDGAR on a consolidated basis.

(b) Not applicable.

Item 11. Additional Information.

(a) Not applicable.

(c) Not applicable.

Item 12. Exhibits.

(a)(1)(A) Company Notice to Holders of Zero Coupon Convertible Subordinated Notes due 2021, dated August 11, 2011.

(a)(5) Press release issued by the Company on August 11, 2011.

(b) Not applicable.

(d) Indenture, dated as of October 23, 2006, between the Company and The Bank of New York Mellon (formerly known as The Bank of New York), as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 24, 2006).

(g) Not applicable.

(h) Not applicable.

Item 13. Information required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LABORATORY CORPORATION OF AMERICA HOLDINGS

By:	/s/ F. Samuel Eberts III
Name: F. Samuel Eberts III
Title: Senior Vice President and Chief Legal Officer

Dated: August 11, 2011

EXHIBIT INDEX

(a)(1)(A) Company Notice to Holders of Zero Coupon Convertible Subordinated Notes due 2021, dated August 11, 2011.

(a)(5) Press release issued by the Company on August 11, 2011.

(d) Indenture, dated as of October 23, 2006, between the Company and The Bank of New York Mellon (formerly known as The Bank of New York), as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 24, 2006).